Exhibit 99.1

Investor and Media Contact:
IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Announces Syndicated Loan Facility
-   Continues to achieve favorable debt financing at materially lower cost of debt with new $1 billion facility at highly attractive 1.5% margin over SOFR
-   Oversubscribed 8-bank facility demonstrates strong appetite for GSL debt from a globally diversified group of top-tier lenders

ATHENS, Greece, Oct. 12, 2026 – Global Ship Lease, Inc. (NYSE:GSL) (the “Company”, Global Ship Lease” or “GSL”), a containership owner and lessor, announced today that it has agreed a $1 billion syndicated loan facility (the “New Facility”) bearing an interest rate of SOFR + 1.5% and a duration of seven years. The Company intends to draw on this facility in tranches corresponding to the delivery of each of the 15 newbuildings announced in June of this year (the “Initial Newbuilds”), the scheduled dates for which span from late 2028 through 2030. Each of these vessels is contracted to commence time charter employment promptly upon delivery.

The 8-member syndicate is comprised of Bank of America as Bookrunner, Mandated Lead Arranger, Facility Agent and Security Agent, with Bank of China (Hong Kong), KfW IPEX, and ABN-AMRO as Mandated Lead Arrangers. CTBC and CaixaBank served as Lead Arrangers, with BOCOM (HK) and First Citizens Bank as Arrangers.

Tassos Psaropoulos, Chief Financial Officer of Global Ship Lease, commented: “We are pleased to announce this syndicated loan agreement that further de-risks our newbuilding program and provides us highly attractive financing terms with a diversified, world-class group of lenders that we have assembled. The oversubscribed facility involves top-tier banks spanning three continents, demonstrating the widespread recognition of GSL’s balance sheet strength, which is underpinned by prudent leverage, and robust, multi-year charter coverage. Being able to access this facility in tranches directly corresponding to the delivery of the vessels and the commencement of their multi-year charters is an ideal fit from both a risk and a cashflow perspective, providing comfort and certainty.

We have worked hard over the last few years to successfully transform our balance sheet and improve our access to increasingly competitively priced capital. Our new collaboration with a group of world-class lenders to establish the $1 billion loan facility at a margin 550bps below what was available to us just five years ago is evidence that our efforts have borne fruit. This is another important step forward in an area that is central to our ability to outperform in a highly competitive market, and we are pleased to continue delivering value to our shareholders.”

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

Our operating fleet of 71 containerships as of June 30, 2026, had an average age weighted by TEU capacity of 18.4 years. 41 ships are wide-beam Post-Panamax. As of June 30, 2026, our fleet also included the Initial Newbuilds, with scheduled deliveries between the fourth quarter of 2028 and the first quarter of 2030. In October 2026, we exercised options for the construction of two additional mid-size, ultra-high-reefer, wide-beam, latest-generation containerships.

As of June 30, 2026, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, including the Initial Newbuilds, was 3.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $3.2 billion. Contracted revenue was $4.1 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 4.4 years.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.